July 6, 2005

Jay Ingram, Esq.

US Securities and Exchange Commission

450 Fifth Street, NW

Mail Stop 05-11

Washington, DC 20549

Re:  Electric Moto Corporation

Registration Statement on Form SB-2

File No. 333-124012

Amendment No. 1 Filed April 12, 2005

Dear Mr. Ingram:

The following is in response to your letter dated May 13, 2005:

General

1.

We note that your registration statement registers the resale of up to 17,420,000 shares of common stock by selling shareholders. We also note that there is currently no market for your common shares. Given this, please revise your prospectus cover page, the risk factors section, and the plan of distribution section to provide that selling security holders will sell at a stated, fixed, price until the securities are quoted on the OTC Bulletin Board and, thereafter, the selling security holders may sell at prevailing market prices or privately negotiated prices. This includes the shares registered for resale in connection with the issuance of common shares upon the exercise of outstanding common stock options. See Item 16 of Schedule A to the Securities Act of 1933. Recalculate your registration fee, if necessary, based upon this offering price.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the phrase “Proposed Maximum” from the Calculation of Registration Fee table. We have set the price per share at $.03 for all shares being registered and removed any language relating to a variable price for these shares.

2.	Please provide the disclosure required by Item 510 of Regulation S-B; Disclosure of Commission Position on Indemnification of Securities Act Liabilities.

ANSWER: Items 24 and 28 (B) contain the disclosure required by Item 510 of Regulation S-B; Disclosure of Commission Position on Indemnification of Securities Act Liabilities. Please advise us if such disclosure is required in another section of the document.

3.	Margins with full justification impede the readability of the document. Justify the left margins and leave the right margins ragged.

ANSWER: In Amendment No. 1 to Form SB-2, we have adjusted the formatting accordingly.

Prospectus Cover Page

4.

We note that the cross reference to the risk factors section on the cover page and the legend required by Item 501(a)(7) are all in capital letters. All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information. Please revise throughout the prospectus.

ANSWER: In Amendment No. 1 to Form SB-2, we have added bold face type in lieu of all capital letters.

5.

Revise your disclosure referencing your intent to have the company’s securities listed on the OTC Bulletin Board to clarify that there is no assurance that such securities will be listed for trading on the OTC Bulletin Board.

ANSWER: In Amendment No. 1 to Form SB-2, we have revised accordingly and added the proper clarification.

6.	Clarify what you mean when you disclose that the company’s shares “are not listed on any recognized exchange.” Tell us what you mean by the term “recognized exchange.”

ANSWER: In Amendment No. 1 to Form SB-2, we have changed “recognized exchange” to “any stock exchange duly authorized and regulated by foreign or domestic law.”

Table of Contents

7.	Please include pagination in your table of contents in your next filing.

ANSWER: In Amendment No. 1 to Form SB-2, we have included pagination in the table of contents.

About Us

How We Are Organized and Our Operations

8.	Please disclose the purpose of the Dorado Capital Ventures, Inc./ Electric Moto combination. Add similar disclosure to the “Business” section.

ANSWER: In Amendment No. 1 to Form SB-2, we have added the requested disclosure to both sections.

9.	Please provide summary financial information.

ANSWER: In Amendment No. 1 to Form SB-2, we have provided summary financial information.

10.

Add disclosure to the summary addressing the company’s going concern qualification, its accumulated deficit, the fact that it has only one employee, and that the Company is controlled by its majority shareholder, Ely Schless.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed the aforesaid.

11.	Disclose your Internet address and the fact that the information appearing on your website does not constitute part of this prospectus.

ANSWER: We have disclosed the Internet address qualified by statements that the site is promotional in nature, has not been approved by the SEC, and is not deemed part of the prospectus.

Risk Factors

12.	In the introductory paragraph, clarify that you disclose all Amaterial@ risks here.

ANSWER: In Amendment No. 1 to Form SB-2, we have added “The following is not a complete list of all factors that contribute to the high level of risk associated with this stock but rather all material factors specifically relating to our business.”

13.

Please note that you should disclose all material risks to the potential investor. The risks should cover and relate to your company, the industry in which your company operates, your management, the terms of the offering, your past performance, etc. Each risk factor should also clearly disclose the consequences to the company or to the investors, should the risk materialize. Risk factors that are generic in nature and equally applicable to similarly situated businesses should not be disclosed. Please revise your risk factor section, as appropriate, to address all material risks.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the generic disclosure relating to the sale of substantial amounts of additional stock.

14.

We note in your second risk factor you indicate that three individuals will be in a position to control your business operations. You have also indicated that Ely Schless and Dennis Knepp beneficially own 63% of the issued and outstanding shares. Revise to identify the third person who controls your business operations.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the wording “Our Directors control approximately” and replaced it with “Ely Schless, our officer and director, beneficially owns approximately 61%...” Ely Schless, our officer and director beneficially owns approximately 61% of our issued and outstanding shares. Therefore, Mr. Schless will be in a position to exert actual or effective control over our business and operations, including the election of all of our directors and approval of significant corporate transactions. The remainder of our shareholders will have no control over our corporate actions.

Use of Proceeds

15.	We note your statement that Awe have agreed to bear the expenses relating to the registration of our own shares...@ We do not understand your statement. Please revise as appropriate.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the misunderstood phrase.

Determination of Offering Price

16.	The disclosure in the first sentence is not clear since it appears as though you have not set a price at which the selling shareholders will sell their shares.

ANSWER: In Amendment No. 1 to Form SB-2, we have set an offering price and re-worded this phrase.

Market for Common Equity and Related Stockholder Matters

17.	Please provide the full information required by Item 201(a)(2) of Regulation S-B.

ANSWER: In Amendment No. 1 to Form SB-2, we have added the requested information.

Management’s Discussion and Analysis or Plan of Operation

Overview

18.

Please provide a discussion of the history of Dorado Capital Ventures, Inc. since inception, the history of Electric Moto Corporation, the merger between the two companies, the nature of consideration exchanged, and the method of accounting for the merger.

ANSWER: In Amendment No. 1 to Form SB-2, we have added the requested information. ELY AND NEIL – WE NEED TO ADD IN LANGUAGE REGARDING THE NATURE OF CONSIDERATION EXCHANGED AND THE METHOD OF ACCOUNTING FOR THE MERGER.

19.

Disclosure on page 5 highlights your auditor’s doubt about your ability to continue as a going concern and the fact that you do not have sufficient working capital to fund your operations. Supplementally tell us why you do not seek to raise capital through a primary offering but rather seek to register a secondary offering.

ANSWER: Electric Moto is concerned that an equity offering would not yield a sufficient return and does not wish to issue debt financing due to a lack of specific use for it. Despite Electric Moto’s auditor’s doubts, one bike sale for $7,500 will maintain approximately six weeks of operations.

Critical Accounting Policies

20.

We noted your disclosure that revenue was presented net of returns. Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, and expected introductions of new products that may result in larger then expected returns of current products. Discuss to what extent you consider information from external sources (e.g.,end-customer demand, third-party market research data) to assist you in such critical estimates.

ANSWER: Electric Moto has not yet implemented a policy for assessing returns. If it undertakes to do so prior to the effectiveness of this registration statement, it will provide such disclosure. We have disclosed this fact in the document.

21.

The last sentence in the last paragraph above the “Business Strategy” subsection is a generic statement. Please remove or revise the disclosure by specifically tailoring the statement to your business and/or operations.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the requested sentence.

22.

Given your limited operating history and generation of revenues, the company is required to provide a detailed plan of operation for the next 12 months. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. Given that there is so little context to your discussion of your operations, we ask that you revise your disclosure so that a potential investor may clearly understand the concept of your business and how you intend to sustain meaningful operations. You should provide as much background as necessary while ensuring that your disclosure is not repetitive of information appearing elsewhere in the prospectus. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. We may have additional comment after reviewing your revised disclosure.

ANSWER : In Amendment No. 1 to Form SB-2, we have added the requested plan.

Business Strategy

23.

Disclosure indicates that you would like to further define your “European distribution infrastructure.” Do you have a European distribution infrastructure? If so, please add disclosure addressing the features, attributes, and costs associated with such infrastructure. In this regard, discuss the costs associated with your plan.

ANSWER: Electric Moto now realizes that the claims we made under this section were too general and too far from implementation to warrant disclosure. In Amendment No. 1 to Form SB-2, we have revised the entire section.

24.	Please provide a basis for your belief that it is more cost-effective to produce and assemble vehicles in Italy.

ANSWER: Please see response to question 23.

25.	Disclosure indicates that you “have established preliminary contacts in China for the more expensive components.” Disclose the substance of these preliminary contacts.

ANSWER: Please see response to question 23.

Results of Operations

26.

Please provide the disclosure required by Item 303(b) of Regulation S-B regarding your results of operations. Revise this section to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

ANSWER: In Amendment No. 1 to Form SB-2, we revised this section accordingly. It is important to note that this business is in its fledgling stages and hence the data upon which to do this analysis is limited.

27.	Please update to disclose whether you have any material commitments for capital expenditures as required by Item 303(b)(iii) of Regulation S-B.

ANSWER: We have no material commitments for capital expenditures; thus, in Amendment No. 1 to Form SB-2, we have updated accordingly.

28.

We noted from your disclosure in Revenue Recognition in Note 1 that you earn revenue from services and product sales. Please revise to discuss service revenue separately from product sales and the related cost of services and cost of products sold. Discuss service margins and product sale margins separately as well if material to an understanding of the business as a whole.

ANSWER: We do not generate revenue from services; its inclusion was an error. Thus, in Amendment No. 1 to Form SB-2, we have deleted the “services” portion in Note 1 of Revenue Recognition.

29.

We noted from your disclosure on page 5 (Overview), that in September 2004 you expanded your product line from pure electric vehicles to include hybrid vehicles. Please disclose, in both qualitative measures, how this expansion impacted your business operations. You should also consider discussing the impact this expansion had on your key performance indicators. (e.g., sales, cost of sales, impact on gross profit and gross margin, etc.).

ANSWER: The aforementioned product line expansions are in preliminary developmental stages. They have not yet impacted Eectric Moto’s business operations in a material manner and it is too early to provide a financial analysis of how they may impact it. Thus, in Amendment No. 1 to Form SB-2, we have indicated as much, revising the relevant paragraph in the Overview section and referencing the revisions in the Revenue and Expense Sections.

30.

Please revise your revenue and expense discussion to describe and quantify underlying material activities that generate income statement variances between periods, including expected future trends. Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts (e.g. discuss the components of SG%A and explain the material changes and the related causal factors.

ANSWER: In Amendment No. 1 to Form SB-2, we have added some disclosure relating to gas prices and their effect on revenue. We have also distinguished between periods where Electric Moto spends the majority of its time building inventory and when it has finished inventory to sell. However, beyond this point, there are no material activities that effect revenue and expenses between periods.

Liquidity and Capital Resources

31.	Expand the liquidity section to discuss material cash flows from operating, investing and financing activities using information from the statement of cash flows for all periods.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed the relevant material cash flows: those from the sale of current inventory.

32.	Revise to specifically disclose how long you can currently satisfy your cash requirements.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed specifically how long we can maintain our current operations.

33.	Clarify whether the company has any internal or external sources of liquidity.

ANSWER: In Amendment No. 1 to Form SB-2, we have clarified that Electric Moto’s inventory, if sold, will provide sufficient liquidity to maintain current operations.

34.	We note that the expenses of the offering of shares are estimate to be approximately $50,000. Indicate how the company anticipates paying those expenses.

ANSWER: In Amendment No. 1 to Form SB-2, we have indicated we have already paid all initial expenses that comprise the material amount of the aforementioned $50,000.

Business - Our Company

35.	Please provide the disclosure required Item 101(a) of Regulation S-B.

ANSWER: In Amendment No. 1 to Form SB-2, we have cut the requested disclosure item from the beginning of the MD&A section and appropriately pasted it verbatim in the beginning of the “Business - Our Company” section.

36.	Revise to address, in the appropriate section, the material terms of the consulting agreement between Noah Clark and Paul Giarmoleo dated January 17, 2005.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed the material terms of the consulting agreements under a newly entitles section “Consulting Agreements.”

37.

Review your disclosure in this section and, to the extent you have not provided the full disclosure required by Item 101 of Regulation S-B, revise your prospectus as appropriate. For example, we refer you to the disclosure required by Item 101(b)(5)-(b)(11) of Regulation S-B.

ANSWER: In Amendment No. 1 to Form SB-2, we have addressed the relevant section of Item 101(b) to the extent applicable. There are no patents, contracts, or agreements that pertain to this section with the exception of our 2 consulting  agreements and Mr. Schless’ and Mrs. Johnson’s employment agreements.

38.

This section of the prospectus, in many respects, appears promotional, rather than factual, and should be revised to remove all promotional statements. We specifically direct your attention, without limitation, to the following examples of promotional disclosure:

a. Awe are leaders in designing vehicles;@

b. Awe pioneered the filed of high quality electric recreational vehicles;@

c. Awe are the leading producer of high powered motorcross vehicles;@

d. Atop rated high output generator and electric power system;@

e. the disclosure in the last two sentences of the first paragraph of the AOperations@ subsection;

f. Atoday our vehicles represent the state-of-the-art of recreational and competitive....;@

g. Athe blade is well known motorcross circles;@

h. the disclosure in the second paragraph of the AMarketing and Sales@

subsection;

i. disclosure on page 13 referencing Athe fact that we already recognized as a market leader...@

j. the disclosure in the last paragraph of the APromotion@ subsection;

k. on page 14, disclosure referencing the Auniqueness@ of your product;

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the aforementioned and all additional promotional disclosure.

39.

Please specifically disclose the factual basis for, and the context of all your beliefs, understandings, estimates, and opinions. This is particularly true for all projects, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics, and assertions that you cite, please remove them. Some examples include the following. This is not an exhaustive list.

a. Aour product has found wide acceptance both in the United States but also in Europe;@

b. AOur flagship product...is find favor among top riders;@

c. Ademand for our product continues to exceed our current ability to supply product;@

d. Athe blade is well known in motorcross circles;@

e. Athe gas powered ATV struggles to meet new noise abatement laws@

(page 9);

f. Ademand grows annually for more environmentally and fuel efficient recreational vehicles;@

g. the disclosure contained in the last two sentences of the first paragraph of the Marketing and Sales@ subsection;

h. disclosure on page 13 referencing Athe fact that we are already recongnized as a market leader...@

i. disclosure on page 14 where you assert that Athe uniqueness of our product will allow existing motorcycle and RV dealers to add our product line to their existing inventory without being overly concerned about our vehicles simply taking customers away from existing models. By offering a product that is so uniquely different then their existing product lines, dealers will not only find themselves attracting new customers interested specifically in Electric Moto products, they will also find they suddenly have an opportunity to create new sales within their existing customer base. Most blade owners already own at least one off-road vehicle making Electric Moto products a logical and profitable addition to most existing motorcycle stores@

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the aforementioned and all additional unsubstantiated assertions.

40.

We do not understand the following disclosure: “[p]rior to recent global events which have significantly elevated the price of gasoline, we did not feel the market demand was sufficient to justify the attention. We continue to monitor the situation and can respond quickly if circumstances justify action.” Please clarify.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the aforementioned.

41.	Please explain the disclosure, “[o]ur slogan, >less sound, more ground is not just a catchy phrase, it is also a fact of life.@

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the aforementioned.

42.

Disclosure indicates that one of your vehicles “has already caught the attention of military planners and law enforcement officials and discussions are already underway with both US and British officials.” Please expand your disclosure on this topic. Explain what you mean by this phrase “caught the attention” and explain the “discussions” that are currently underway with US and British officials.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed this statement from the registration statement.

43.

Disclosure indicates that your board of directors has “decided to enter the public markets in order to achieve greater access to the capital necessary to....@ Again, if you seek access to the capital markets, tell us, in detail, why you do not seek to raise capital though this offering but merely seek to register a secondary offering. We may have further comment.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed this statement from the registration statement.

Products

44.	Disclosure indicates that “the evolution of our line of electric vehicles has continuously evolved with advances in technology and with feedback from our markets.” Please explain how.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the aforementioned. We have also provided a more detailed description of the iHybrid drive system, the technology to which the aforementioned referred.

45.	While refraining from using overly technical language, please provide a greater description of each of your products, including The Blade, The Motard, and your hybrid vehicles.

ANSWER: In Amendment No. 1 to Form SB-2, we have provided a more detailed description of each product.

The Blade

46.	Please explain the term A250cc.”

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the portion containing 250cc.

47.	Please give examples of how the “Blade allows its owners to enjoy high powered yet silent motoring in places where no gas powered cycle would be allowed to run.”

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the phrase “in places where no gas cycle would be allowed to run.”

48.	Disclosure indicates that The Blade had been sold “world wide.” Disclose the countries where you have sold The Blade.

ANSWER: In Amendment No. 1 to Form SB-2, we disclosed that the Blade has been sold in Germany, Sweden, Austria, Italy and United Kingdom.

Hybrid Vehicles

49.	Please explain the term A59db.”

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the portion containing 59db.

History of Our Electric and Hybrid Vehicles

50.

It appears that a detailed discussion of the history of your current products and business could be helpful in order to achieve a greater understanding of your current products. Revise as appropriate. Are you still producing these models for sale to the public?

ANSWER: In Amendment No. 1 to Form SB-2, we have provided this history.

Development

51.

Please expand the disclosure in this subsection. Discuss, in detail, the “requests” you have had for a military version of the iHybrid. Also expand the disclosure relating to the company’s potential to manufacture a commuter style electric motor scooter.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the mention of requests for a military version. Additionally, we have reduced our assertion regarding the motor scooter to: “We intend to introduce a commuter style scooter based on the iHybrid drive system.”

Operations

52.

Disclosure indicates that your vehicles are initially designed then assembled in your 4,000 square foot facility in Ashland. Revise this disclosure consistent with disclosure appearing elsewhere in the prospectus where you indicate that you lease 640 square feet of space. Refer to disclosure on page 14. Revise similar disclosure appearing in the first paragraph of the ACertain Relationships@ subsection. Also, explain the purposes for Mr. Schless’s use of the property at 1348 Prospect St. Refer to disclosure in the ACertain Relationships@ section.

ANSWER: In Amendment No. 1 to Form SB-2, we have completely revised the operations section and removed the portion relating to the facility. All operations are currently run through the 640 ft. office. The 4000 ft facility is no longer part of our operation.

53.

Elaborate on what it is that Sorenson Design International does for your company. Please disclose the material terms of your agreement with Sorensen Design and file the agreement as a material exhibit. If you do not have a formal agreement, describe your collaborative relationship with this entity.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the mention of Sorenson Design.

54.	Define your use of the term “EFX intensive.”

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the mention of “EFX intensive.”

55.

Please explain the following statement: “[a] pioneers in the field of electric propulsion, our contacts and relationships far exceed what you would normally expect in a growing company like Electric Moto.”

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the aforesaid statement.

56.

Disclosure indicates that you have “a long standing relationship with one of the nation’s premier laser machine shops.” Please identify the laser machine shop, substantiate your claim that is one of the “nation’s premier,” describe the activities it performs for your company, disclose the material terms of any agreement you have with the entity, and file the agreement as a material exhibit.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed mention of the aforesaid laser machine shop.

Distribution

57.	Explain and expand the disclosure relating to the company’s desire to establish a global dealer network of distributors and dealers.”

ANSWER: In Amendment No. 1 to Form SB-2, we have added the explanation “with a six-month goal of 3 to 5 distributorships within the US and master distributorship for Europe. Each distributor will establish a network of retail dealers within his/her area. The master distributor for Europe will establish regional distributors who will then establish a retail dealer network.”

58.	Revise to indicate the number of distributors and dealers who currently carry your products.

ANSWER: In Amendment No. 1 to Form SB-2, we have clarified that no dealers currently carry our product.

59.	Disclosure indicates that your “reputation with the industry...” Explain your use of the term “reputation.” Please use facts to describe this term while avoiding the use of promotional disclosure.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the aforesaid language.

60.	Please explain and describe your “distributor recruitment program.”

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the aforesaid language.

61.

The disclosure in the first sentence of the second paragraph of this section is confusing because it appears as though you have left out a key phrase prior to the period ending the sentence. Please clarify. In this regard, you make a reference to a “strategic alliance” yet you do not identify the purported party.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the aforesaid language.

62.

Describe your relationship with ConnecTech, explain the activities this entity performs for your company, disclose the material terms of your agreement with ConnecTech and file the agreement as a material exhibit.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the aforesaid language.

Promotion

63.	Please substantiate your assertion that your products are Avery well represented@ on internet sites, including US Forestry Department sites.

ANSWER: In Amendment No. 1 to Form SB-2, the aforesaid has been clarified to state the following: “represented on some internet sites.”

64.	Please revise to define “X-Games.”

ANSWER: In Amendment No. 1 to Form SB-2, X Games are defined as a nationally televised competition on ESPN featuring such “extreme sports” as motocross.

Sales Strategy

65.	Disclosure indicates that you will “employ the well-developed strategy of regional distributors...” Explain how your strategy is well-developed.

ANSWER: In Amendment No. 1 to Form SB-2, we have clarified the strategy, specifying its steps in detail.

Competition

66.	The first section in this subsection does not make sense. Please clarify.

ANSWER: In Amendment No. 1 to Form SB-2, we have clarified the first section. We have elaborated on both Electric Moto’s current and possible future competition.

67.	Revise to identify the principal methods of competition. Also indicate the company’s competitive position within the industry.

ANSWER: In Amendment No. 1 to Form SB-2, we have clarified this section. We have elaborated on both Electric Moto’s current and possible future competition. We have noted potential market entrants and one current company as Electric Moto’s principal competition.

Employees

68.

Clarify if your one employee is Ely Schless. To this extent, Mr. Schless’s employment agreement indicates that Krista Johnson is also working for the company and is to be paid $600/per month. Revise or advise.

ANSWER: In Amendment No. 1 to Form SB-2, we have revised the “Employees” section to indicate that we have 2 employees.

69.

We note that your website appears to indicate that Ely Schless, Bruce Fairey, Nils Wilkund, and Brett Vegas work for the company. Please advise us whether the identified people work for the company or advise us of their affiliation with the company.

ANSWER: Of the aforementioned, only Ely works for the company. We have revised the website accordingly.

Management

70.	Briefly indicate the business conducted by Electric Style Company and Mission Research Corporation.

ANSWER: In Form SB-2, “Electric Style Company was a typographical error. It should have been “The Electric Cycle Company.” This correction, plus an explanation that this company purchased Denali Cycles, a well-known brand within the industry that should require no further disclosure, has been added to this section. Additionally, we have added a brief description of Mission Research.

71.	Please name all promoters of the company. Refer to the definition of Apromoter@ in Rule 405 of Regulation C.

ANSWER: In Amendment No. 1 to Form SB-2, we have properly listed all the promoters/founders of the company.

Directors and Executive Officers

72.	Reconsider the disclosure related to Mr. Knepp’s experience in its entirety and condense the disclosure as appropriate.

ANSWER: In Amendment No. 1 to Form SB-2, we have significantly reduced the disclosure relating to Dr. Knepp’s experience, including only his education and most significant accomplishments.

Executive Compensation

73.	We note that Mr. Schless’s salary is $4,000 per month and that to date he had been paid $3,160 in 2005. Please indicate the amount of accrued salary owed to Mr. Schless.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed that Mr. Schless is owed $18,000 in accrued salary.

Employment Contracts

74.

We note your statement “therefore, we have not attached this document as an exhibit to this registration statement.” We note that you have filed the employment agreement as an exhibit. Please revise as appropriate.

ANSWER: In Amendment No. 1 to Form SB-2, we have appropriately revised the statement.

Principal Stockholders

75.

Please file the consulting agreement with Natural Ventures referenced in footnote (3). Also describe the material terms of the consulting agreement in the appropriate section. We may have further comment.

ANSWER: In Amendment No. 1 to Form SB-2, we have filed the consulting agreement with Natural Ventures. We have also included its material terms in the business section of the document.

76.

Supplementally confirm that the shares amounts listed for Noah Clark, Paul Giarmoleo and Natural Ventures includes the shares issuable under their respective 550,000, 550,000 and 500,000 options. If the shares are not included in their beneficial ownership then advise us of the basis for not included the shares in the beneficial ownership table.

ANSWER: Amendment No. 1 to Form SB-2 has been revised to add the shares issuable under the options for each party.

Selling Stockholders

77.	Clarify the disclosure regarding the shares being registered on behalf of 35216 Yukon, Inc. The entity owns 200,000 shares yet you indicate that 1,400,000 shares are being registered on its behalf.

ANSWER: Abbie Zands is the principal shareholder of 35216 Yukon, Inc. Abbie Zands owns 1,200,000 options that are convertible into shares of common stock. Therefore, the options represent the additional amount of shares being registered. Amendment No. 1 to Form SB-2 now discloses this fact. In addition, please note that we originally listed Abbie Zands separately with an additional 400,000 shares. In Amendment No. 1 to Form SB-2, we have combined Abbie Zands and 35216 Yukon, Inc. into one selling security holder.

78.	Disclose whether or not any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

ANSWER: We have added disclosure that states that other than Jeff Knepp, the selling security holders are not broker-dealers or affiliates of broker-dealers.

79.	In footnote (6), clarify what you mean when you disclose that Laura Mouck is a “representative” of Marquis Investment Corporation. Clarify similar disclosure in footnotes (2), (9) and (10).

ANSWER: In Amendment No. 1 to Form SB-2, we have deleted this language and replaced it with “have control over.” Please advise us if you desire further clarification such as trustee, officer, etc.

80.	Revise to state any position, office or other material relationship the selling security holders have had with the company within the last 3 years.

ANSWER: In Amendment No. 1 to Form SB-2, we have disclosed such relationships. Specifically, Messrs. Miles and Kihs have been listed as a former officer and former director.

Plan of Distribution

81.

Please revise the disclosure in the first sentence of this subsection since it does not appear as though you are seeking the register the resale of shares held by your officers and directors. Disclosure currently indicates that “all of the stock owned by the selling security holders, including our officers and directors...”

ANSWER: As Electric Moto’s officers and directors are not registering their shares, in Amendment 1 to Form SB-2, we have removed the phrase “including our officers and directors” from the above mentioned section.

82.	Revise the disclosure in the second paragraph in accordance with comment 1, above.

ANSWER: In accordance with comment 1 above, we have revised this paragraph to provide that if no market for the shares exists at the time of sale, the seller shall sell for the price as stated in the registration statement.

83.

Regarding the reference to “pledges, donees, or transferees...or successors in interest,” please note that all persons using this prospectus must be named as selling shareholders and all disclosure pursuant to Item 507 of Regulation S-B must be included in the prospectus. This may be accomplished in an effective registration statement by means of a prospectus supplement filed pursuant to Rule 424(b) of Regulation C. Please disclose in the prospectus or supplementally that the company will file such a prospectus supplement(s).

ANSWER: In Amendment 1 to Form SB-2, we have disclosed that Electric Moto will file a prospectus supplement, if necessary.

84.

We note your statement that the selling security holders may use “any other legally available means” when disposing of their shares. Item 508 of Regulation S-B requires that the company indicate the plan of distribution. Please revise this statement and indicate all additional methods of distribution that will be used.

ANSWER: In Amendment No. 1 to Form SB-2, we have removed the phrase “any other legally means available.”

Certain Relationships and Related Transactions

85.	Clarify the nature of the consulting that Jeff Knepp has done for the company.

ANSWER: In Amendment No. 1 to Form SB-2, we have clarified the consulting arrangement between Jeff Knepp and Electric Moto.

Description of Securities

86.

Disclosure indicates that “all shares of common stock now outstanding are fully paid, validly issued and non-assessable.” Please provide a basis for your assertion since it appears that counsel has only opined on the validity of shares covering this registration statement.

ANSWER: In Amendment No. 1 to Form SB-2, we have qualified this assertion with shares “referenced in this registration statement.”

Financial Statements

Electric Moto Corporation Audited 12/31/04 Financial Statements

Statements of Operations

87.

We noted for your disclosure in revenue recognition (Note 1) that you earn revenue from services and product sales. Please disclose service revenues separately from product sales and segregate the related cost of sales. In this connection, please revise your revenue recognition policy to discuss each of your significant revenue streams.

ANSWER: The inclusion of services was an error in Form SB-2. In the Amendment No. 1 to this Form, we have removed all mention of revenue from services.

88.	We noted your disclosure of non cash stock compensation as a single line in the statement of operations. Please revise your presentation to either:
	•	parenthetically note with the appropriate line item, the amount of equity- related charge that is included in that line item and remove the separate classification for the non cash charge; or
	•	parenthetically note the amount with the amount of the non cash stock compensation excluded from a particular line item, for example, SG&A (exclusive of non-cash stock compensation, shown below).

Note 1. Revenue Recognition

89.

Your disclosure states that in general you recorded revenue when persuasive evidence of an arrangement exists.... Please tell us supplementally what other methods you use to recognize revenue, and how your accounting treatment complies with GAAP.

2. Merger Agreement

90.

We have read your disclosure regarding the merger (recapitalization) with Electric Moto in April 2004. Please note that in a recapitalization the assets and liabilities of Dorado and Electric Moto should be combined at their net book value. The accumulated deficit of Electric Moto should be brought forward, and the accumulated deficit should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock prior to the merger of Dorado plus the amount representing the par value of the shares outstanding should be retroactively restated to give effect to the merger. All eliminating adjustments should be made through additional paid-in capital. Please revise. Please ensure that the disclosure of the merger terms, consideration exchanged and the method of accounting for the transaction are consistent throughout the financial statements and registration statement.

91.

The financial statements presented prospectively should be those of Electric Moto. Please remove the separate financial statements of Dorado Capital Ventures from the registration statement, as they no longer represent the financial statements of the registrant.

ANSWER: in Amendment 1 to Form SB-2, we have removed the financial statements of Dorado Venture Capital.

Note 3. Stockholders’ Equity

92.

Please ensure that the disclosure of common stock issued for services is consistent throughout the registration statement. More specifically, your disclosure states that 2,260,000 shares of common stock were issued during 2004; whereas, Item 26 (Recent Sale of Unregistered Securities on II-3) indicates 1,900,000 shares of common stock issued for such services. Please revise.

ANSWER: In Amendment 1 to Form SB-2, we have disclosed 2 additional issuances of stock for services, which were issued to correct a shortfall in a previous issue. Accordingly, we consistently disclosed that 2,260,000 exempt shares of stock were issued.

93.

Please provide the disclosures under paragraph (46) and (47) (i.e., vesting requirements, exercise terms, etc.) of SFAS No. 123 for the stock options during the reporting periods presented in the financial statements.

ANSWER: In Amendment 1 to Form SB-2, we have disclosed the required information.

Part II - Information Not Required in Prospectus

94.

We note your statement in the prospectus that the offering expenses are anticipated to be approximately $50,000. We note you indicate that your anticipated expenses in connection with the offering are approximately $40,000. Please advise or revise.

ANSWER: In Amendment No. 1 to Form SB-2, we have revised the offering expenses to be $50,000.

Recent Sales of Unregistered Securities

95.	With respect to the November 2, 2004 transaction with Marquis Investment Corporation, please disclose Dennis Knepp’s affiliation with Marquis. We may have further comment.

ANSWER: Dennis Knepp has no affiliation with Marquis. The error was typographical due to a “copy and paste” of the previous paragraph.

96.	Revise to indicate the consulting services provided by Brett Gober, Jeff Knepp, Dennis Knepp, Noah Clark and Paul Giarmoleo.

ANSWER: In Amendment No. 1 to Form SB-2, we have revised to indicate the consulting services provided by the parties set forth above.

97.	Clarify whether any public solicitation or general advertising was used in connection with the offerings.

ANSWER: In Amendment No. 1 to Form S-B, we have clarified that no public solicitation nor general advertising was used in connection with the issuances.

Exhibits

Exhibits 5.1

98.	The information in the legality relating to the shares being registered in connection with this offering does not appear to be correct. Revise or advise.

ANSWER: In amendment No. 1 to Form S-B, we have corrected the referenced information.

Undertakings

99.	Tell us your basis for including the undertaking provided in Item 512(f) of Regulation S-B.

ANSWER: In Amendment No. 1 to Form SB-2, we have deleted this section.

Signatures

100.	Please have the principal accounting officer sign in this capacity. See Instructions to Signatures, Form SB-2.

ANSWER: In Amendment No. 1 to Form SB-2, Electric Moto’s principal accounting officer has signed the document.

Very truly yours,

s/s Anslow & Jaclin, LLP

ANSLOW & JACLIN, LLP